SCHEDULE SC 13G/A

             Under the Securities Exchange Act of 1934
                       (Amendment No.)


		           Sealed Air Corp.
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                         (Name of Issuer)


                               Common
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                     (Title of Class of Securities)


			     81211K100
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                           (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Sealed Air Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	Park 80 East
	Saddle Brook, NJ 07622

Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	81211k100
Item 3	FIELD PURSUANT TO RULE 13d-1(b)

	(e) [X] Investment Adviser registered under Section 203 of the
Investment
	 Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned: 29,196,437 shares

	(b) Percent of class:  35.87%
	(i)   sole power to vote or to direct the vote
		Davis Selected Advisers,L.P. 29,196,437 shares
	(ii)  shared power to vote to direct the vote
			N/A
	(iii) sole power to dispose or to direct the disposition of Davis Selected Advisers, L.P. 29,196,437 shares
	(iv)  shared power to dispose or to direct the disposition of
			N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia,JD, CRCP
			Co-Chief Compliance Officer/Director of
			Institutional Operations, Compliance and Risk
			Management

	DATE		December 31, 2005